EXHIBIT 10.2

Phenotyping of Cowpea and Common Beans for Evolutionary Genomics

Principal Investigator:  Dr. Matthew W. Blair (Research Associate Professor) / TSU)

Principal Institution:  Tennessee State University, Department of Agriculture and Natural Sciences, Lawson Hall, 3500 John A. Merritt Blvd. / Nashville TN

 Granting Entity:  Evolutionary Genomics / Lafayette, CO

Principal Grant Contact:  Dr. Walter Messier / Evolutionary Genomics Inc.

Funding Source: Bill and Melinda Gates Foundation

Dates of contract:  Sept 1st 2013 to Sept 1st 2014 with possibility for extension.

Budget for contract:  $50,000 USD plus 10% overhead as per Bill and Melinda Gates Foundation rules – total $55,000 USD for this request.

Budget items:

Item	Blair	Mmbaga	Total
Personnel	16,500	2,000	18,500
Hourly help	4,000		4,000
Field supplies	2,500		2,500
Greenhouse supplies	3,000		3,000
Lab supplies	8,000	4,000	12,000
Pathology supplies and testing		6,000	6,000
Travel	4,000		4,000
Subtotal	38,000	12,000	50,000
Overhead (10%)	--	--	5,000
Total	--	--	55,000

Budget Notes:  Personnel:  half time of a research assistant for field and lab work paid at rate of $25K/yr and contribution to salaries of Dr. Blair ($4K total) and Dr. Mmbaga ($2K total) with matching from TSU; Hourly help:  will be contracted with temp. agency or campus landscapers who have been contacted; Field and Greenhouse Supplies:  pots, soil substrate, fertilizer, herbicides, etc.; Pathology supplies and testing: inoculum preparation, spraying equipment and building of chambers for rust screening or platters for nematode screening; Travel: trips to second site planting in Cheatham county for root rot diseases (low-lying area);  Overhead:  Bill and Melinda Gates Foundation regulations on overhead rate maximum of 10% for US based research efforts applied to this grant as TSU is American based and will be a sub-grantee of Evolutionary Genomics, Inc. where the same rate is being applied.

Proposal for field and greenhouse phenotyping

Field Work (underway already as supported by TSU state funds)

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Using a sloped field for drainage given strong rainstorms

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Old community garden fields were a little heterogeneous from earlier gardeners’ treatments but were thoroughly disked and prepared.

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Herbicide treatment of spraying down weeds with Roundup prior to disking and Afalon-Prowl and Dual as pre-emergents were successful for cowpea field – but were not used in the bean field – some damage occurred to some plots of non-reference material due to improper mixing.

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We made sure that no atrazine had been used on the field within the past few years.

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The total area planted has been approximately 3 acres of land devoted to one cowpea field, one mixed legume field and one corn-legume intercrop field.

Cowpeas:

There are a total of approximately 720 genotypes of cowpeas all of which are from the USDA core collection.  Only a few genotypes are missing from that collection and these were those genotypes that were unavailable from the gene bank in Tifton GA, USA.  Planting dates were all prior to July 5th.

The cowpeas are being grown in one row hill plots on 40 inch centers.  The genotypes have been divided into five experiments, the first three of which are with two repetitions (15 to 20 seed planted for each repetition) the last two of which are without repetitions (approximately 25 seed each).  The experiments are coded by the sub-species they contain in the following manner:

1)

Vucdp – Vigna unguiculata var. cylindrical, var. Dektiana and var. Pubescens – 2 repetitions each, non-staked unless needed.

2)

Vus – Vigna unguiculata var. sesquipedilis – 2 repetitions each – all material staked as climbing types for yard-long bean vegetable production.

3)

Vuref – Vigna unguiculata – reference group from USDA which were evaluated as a reference collection by Evolutionary Genomics.  This was prioritized based on countries in primary center of origin and Africa (more than 4 genotypes per country) and countries outside of Africa (mostly 4 genotype each, except for India, where heat tolerance was expected to occur).

4)

Vuu - Vigna unguiculata - made up of the remainder of the USDA collection that was listed as Vigna unguiculata var. unguiculata (i.e. with the subspecies name).

5)

Vu alone – Vigna unguiculata – made up of the remainder of the USDA collection that was not prioritized and which was listed as only Vigna unguiculata without the subspecies name.

The total size of the experiments is 46 rows wide x 23 blocks long with rows running downhill which has been good for drainage during the rainier than normal year.

Border rows for the cowpea experiments (two on either side) have been of the control local variety ¨Coronet¨ purchased at the Davidson country farmers´ cooperative, which is useful for dry or fresh shelled consumption.  Header rows (30 ft long at the top of the field and only 10 ft or a single block at the bottom of the field) were planted to the same variety.  Two middle rows with the same variety run down the middle of the plot separating twenty rows of experimental genotypes on each side.  These border and middle rows were almost all planted with a push planter on June 27th, 2013 (outer rows and top headers) or by hand spaced planting on June 28th, 2013 (middle rows and bottom header) as a precursor to the planting of the experimental material.

Weed control has been good so far with the use of a Kawasaki mounted, four-row sprayer to apply Dual-Prowl (Afalon) for control of pigweed, nutsedge and lambsquarters which controlled weeds for over one month and SHOULD BE A STANDARD PRACTICE FOR COWPEAS IN TENNESSE.  Borders and middle rows along with experiments Vucdp and Vus were not sprayed; and therefore these were more weedy areas requiring lots of hand pulling.   Control of wild morning glory was difficult and hand pulling was needed for pigweed that was re-sprouting in sprayed areas or pigweed, lambsquarters and Johnson grass in the areas that were not sprayed.   One tractor-pulled cultivation at approximately three weeks after planting was useful for weed control and most weeds that were hand pulled were from within the row not in the furrow.  A weed-whacker and a rotovator are being used for continued weed control since hoeing has been impractical due to a lack of field labor.  We may hire some hourly help for hoeing but this is difficult so hilling the cowpeas has not been realistic.

Part of the last experiment (Vuu alone) was planted in the third part of the three-acre field at the top end as a continuation of the single repetitions at the bottom end of the first part of that field.  They were planted one day later than the first plot and were not sprayed with herbicide but were cultivated by tractor.

Common Bean:

We received the seed of common bean a bit later than that of cowpea so it was planted at a later date around July 8th.  Only one repetition of all the genotypes that had been genotyped by Evolutionary Genomics was planted in the third plot of the three-acre field.

These were planted AFTER and BEFORE seed-increase blocks of snap bean, cowpea, red mung bean, green mung bean, urd bean and moth bean, with a final border of snap beans.   The check variety for all snap bean work was the variety ¨Bush Blue Lake¨ purchased at the Davidson country farmers´ cooperative.

Weed control in the common bean field was more difficult and has been all manual, except for the same tractor pulled cultivation done in the cowpea side of the field.  Cultivation and then manual control of weeds was the same in the multiplication plots and was very difficult due to uneven planting by the push planter.  Next year we plan to use a precision planter for all planting and this will facilitate better management.   We should also have hourly labor that can hill the beans to provide for a sturdier crop.

For harvest time this semester, we plan to use a large thresher for the mulCtiplication plots and are planning the purchase of a single bundle thresher (from ALMACO) for plot x plot harvesting.  We hope it will arrive in time for the harvest in October.  Having extra labor will be useful at this time.  Volunteer student labor has been the only input without which we would not have been able to plant and weed, but at harvest the classes will prevent many students from helping in the field.  A research assistant has been hired for arranging harvest and hopefully will manage the harvesting of cowpea, bean and other legume crops.

Notes on germplasm:

Common Bean:  423 genotypes in core collection, 171 selected for genotyping (16 wild, 155 cultivars)

Proposal is to grow out sufficient seed in the field to select adapted genotypes.  Then the idea is to phenotype for the rust fungus (Uromyces appendiculata pv. phaseolicola).  Rust isolates can be obtained from Dr. Talo Pastor-Corrales at USDA-Beltsville and work with Dr. Margaret Mmbaga on TSU campus with experience in inoculation.  Screening will be in the greenhouse with some of the initial seed and a general strain followed up by seed that is multiplied.  A request for the Bean CAPS (USDA-funded) collection has been made which might add genotypes that have been already genotyped and phenotyped *perhaps 100 more lines.

Cowpea:  700 plus genotypes in the core collection, 250 selected for genotyping (V.u. var. unguiculata).

Proposal is to field evaluate for adaptation the full USDA core collection.  As mentioned this collection has been divided into experiments based on growth habit and subspecies with the following groups 1) VUCDP / Vigna unguiculata subsp. cylindrica.  And two wilds V.u. subsp. dektiana. and V.u. subsp. pubescens.   After that we planted 2) VUS / Vigna unguiculata subsp. sesquipedilis, all the climbing vegetable types together (54 cultivars).   Each of these is planted in a two replicate experiment with one replicate based on origin, one based on consecutive PI number.  Then we are evaluating 3) the 250 prioritized genotypes also as a two replicate experiment.  Finally we are also multiplying seed of the entire USDA core collection divided into 4) V. u. subsp. unguiculata and 5) the V.u. accessions that are not defined for subspecies but which are presumed to be all cowpeas of the dry consumption type.  The last two experiments are non-replicated but can be repeated next year.

For the greenhouse, we plan to screen all of the prioritized genotypes, if they all produce seed by the end of the fall season.  Screening will be for root knot nematode resistance by implementing the University of California – Riverside (UCR) procedure at TSU.  A local strains of cyst nematode (Meloidogyne incognita*) will be used and will be obtained either from the ATCC (American Type Culture Collection) or from the University of Tennessee (extension service – Nashville branch – Marchant St, 37209 TN, USA).  Screening will be with seedlings grown in the greenhouse but transferred to the lab for sterile infection and to prevent contamination of greenhouses with nematodes.

For common bean, I have also received the CAPS collection which is all US-grown material emphasizing genetic stocks and materials with valuable disease resistance or abiotic stress tolerance traits.  The collection is made up of more than 500 genotypes and has been genotyped recently by a USDA funded Coordinated Agricultural Program project.  We will be requesting the phenotyping or genotyping data to perform correlation and association tests with results from phenotypic screening at TSU.  I have not received any cowpea material from Univ. of California Riverside which has been a disappointment.

Personnel, Equipment and Supplies:

All of the above activities are and will be supported by two TSU graduate students and a research assistant.  The first of the TSU graduate students part time on the project is from Nepal and is an MSc candidate (Mr. Devendra Bhandari).  The second graduate student will be at the PhD level but has not been identified yet.  Additional students have been or will be trained in plant breeding and plant pathology and will be mostly from sub-Saharan Africa or India, thanks to the established group of Dr. Margaret Mmbaga.   A research assistant will have been hired as of end of August.  The research assistant is from Nigeria and graduated from an MSc in Agricultural production specializing in biofuels and nutrient analysis (Ms. Abimbola Allison).  Gender balance will be considered in carrying out this project as will the potential for a multiplying effect from the trainees and researchers involved.

The research assistant will be primarily responsible for harvest and for data collection and analysis of these experiments as well as planting any missing or new genotypes in the greenhouse.  A Borlaug Research Fellow from Kenya will be trained partially on this experiment.  His name is Geoffrey Kurira and he is with the Kenya Bureau of Standards so is involved in GMO legislation, as well as seed and food quality issues.  We have an intercrop experiment with transgenic Round-up ready corn and cowpeas or mung beans initiated this year with plans to continue next year.  We are implementing the Integrated Breeding Field Book program from the Gates Foundation funded IBP project for use in our work and all the staff will be trained in this method of data collection and storage.

The project is expected to have the support of lab facilities in the new laboratory facility that is being completed by October-November and which will have space and equipment for the pathology testing, RT-PCR, marker development, genomics and DNA extraction.  Association and QTL analysis can be conducted later with the students.   TSU staff (Superintendent Dr. Roger Sauve, Assoc. Dean Dr. Carter Catlin and Dean Dr. Chandra Reddy) have kindly assigned me a large state-of-the art glass and polyethylene greenhouse with large benches, cooling fans and convection cooling with shade cloth designed both for summer and winter production.  Dr. Mmbaga has a more traditional swamp-cooled, humid greenhouse ideal for disease testing in the humid conditions of Tennessee weather.  Dr. Sauve is preparing an additional hoop greenhouse with extra insulated plastic for the CAPS bean multiplication and testing activities.

*Footnote:  Meloidogyne incognita is a nematode, a type of roundworm, in the family Heteroderidae. It is an important plant parasite classified in parasitology as a root-knot nematode, as it prefers to attack the root of its host plant. When M. incognita attacks the roots of plants, it sets up a feeding location, where it deforms the normal root cells and establishes giant cells. The roots become gnarled or nodulated, forming galls, hence the term "root-knot" nematode. It is commonly called the "southern root-knot nematode" or the "cotton root-knot nematode". This parasitic roundworm has worldwide distribution and numerous hosts. M. incognita has been found to be able to move along shallower temperature gradients (0.001C/cm) than any other known organism, [1] an example of thermotaxis. The response is complicated and thought to allow the nematodes to move toward an appropriate level in soil,[2] while they search for chemical cues that can guide them to specific roots,